

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 14, 2016

Wensheng Huang
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
People's Republic of China

   Re: **China Petroleum & Chemical Corporation**
      Form 20-F for Fiscal Year Ended December 31, 2015
      Filed April 20, 2016
      File No. 1-15138

Dear Mr. Huang:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Risk Factors, page 10

"We rely heavily on outside suppliers . . . ," page 11

1. You state at pages 11 and 27 that you source approximately 83.7% of the crude oil required for your refinery business from international suppliers, and you identify this fact as a material risk. We also note the related disclosure at page 32. Please file as exhibits the "material supply contracts" that you reference at page 11, or provide us with your analysis as to why you are not required to file them. Refer to the fourth of the numbered "Instructions as to Exhibits," Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 39

Critical Accounting Policies, page 39

Impairment for Long-Lived Assets, page 40

2.   We note your discussion that in determining value in use for oil and gas properties, the expected cash flows are discounted to their present value, which requires significant judgment relating to level of sales volume, selling price and amount of operating costs. We also note that your total reserves in China dropped from 3,819 million BOE as of December 31, 2014 to 3,160 BOE as of December 31, 2015 due primarily to a revision of prior estimates of oil reserves. Please provide us with a reasonably detailed summary of all material assumptions underlying your value in use calculations, including those regarding prices, costs, and quantities. As part of your response, address the following:

  * The number of years covered by the cash flow projections underlying your value in use calculations;

  * How the price assumptions for each year were determined and the specific crude oil and natural gas prices used for each year in your projections;

  * How cost assumptions were determined and how projected costs compare to actual current costs;

  * How the quantities of oil and natural gas were determined and, to the extent that quantities other than proved reserves were used, how the non-proved quantities were determined and whether, and to what extent, such quantities were risk adjusted; and,

  * how you group individual wells into cash generating units.

3.   Tell us whether there were any assets or cash generating units in your exploration and production segment for which you concluded that impairment testing was not necessary during 2015. If so, explain to us your basis for concluding impairment testing was not necessary, including how you considered the indications in IAS 36, paragraph 12.

Directors, Supervisors and Senior Management, page 57

4.   Clarify the role of the Supervisors in the operations of the Company including its interactions with the Company's Board of Directors and Executive Officers. Also, explain to us why you do not discuss the Supervisors under "Comparison of New York Stock Exchange Corporate Governance Rules and China Corporate Governance Rules for Listed Companies."

Compensation, page 63

5.   Please explain how you award "performance rewards." See Item 6.B. of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources